SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

METRO-GOLDWYN-MAYER INC.

(Name of Subject Company (Issuer))

TRACINDA CORPORATION

KIRK KERKORIAN

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

591610100

(CUSIP Number of Class of Securities)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

Copy to:

Jeffrey Bagner, Esq.

Warren S. de Wied, Esq.

Fried, Frank, Harris, Shriver & Jacobson

One New York Plaza

New York, New York 10004

(212) 859-8000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$240,000,000	$19,416

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 15,000,000 shares of the subject company (number of shares sought) by $16.00 (the purchase price per share offered by the Purchasers (as defined below)).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 per million of the aggregate amount of the cash offered by Tracinda Corporation (“Tracinda”) and Kirk Kerkorian (“Mr. Kerkorian” together with Tracinda, the “Purchasers”).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:

Form or Registration Number:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

1	Name of Reporting Person S.S. or I.R.S. Identification No. of above person TRACINDA CORPORATION

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Source of Funds BK

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

	7	Sole Voting Power 163,949,644

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	Shared Voting Power 0

	9	Sole Dispositive Power 163,949,644

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 163,949,644

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 66.9%

14	Type of Reporting Person CO

1	Name of Reporting Person S.S. or I.R.S. Identification No. of above person KIRK KERKORIAN

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	CItizenship or Place of Organization U.S.A.

	7	Sole Voting Power 163,949,644

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	Shared Voting Power 0

	9	Sole Dispositive Power 163,949,644

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 163,949,644

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 66.9%

14	Type of Reporting Person IN

1	Name of Reporting Person S.S. or I.R.S. Identification No. of above person 250 RODEO, INC.

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

	7	Sole Voting Power 19,758,648

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	Shared Voting Power 0

	9	Sole Dispositive Power 19,758,648

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,758,648

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.1%

14	Type of Reporting Person CO

Item 1.    Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase, dated August 21, 2003 (the “Offer to Purchase”), is incorporated herein by reference. Unless otherwise indicated, references herein to sections are to sections of the Offer to Purchase.

Item 2.    Subject Company Information.

(a)  The name of the subject company is Metro-Goldwyn-Mayer Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 10250 Constellation Boulevard, Los Angeles, California 90067 and its telephone number is (310) 449-3000.

(b)  The Company has advised us that it has 244,893,911 shares of common stock, par value $.01 per share (“shares”), outstanding as of August 20, 2003.

(c)  The information set forth in the “Summary Term Sheet” and Section 6—“Price Range of the Shares; Dividends” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Persons.

(a)-(c)(1), (2)  The information set forth in the Introduction and Section 9—“Information Concerning the Purchasers and Their Affiliates” of the Offer to Purchase is incorporated herein by reference. The principal business address of the Purchasers and the other executive officer of Tracinda is 150 South Rodeo Drive, Suite 250, Beverly Hills, California 90212, (310) 271-0638.

(c)(3), (4)  During the last five years, neither Mr. Kerkorian (the sole director, Chief Executive Officer and President of Tracinda) nor the other executive officer of Tracinda (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

(c)(5)  Each of Mr. Kerkorian (the sole director, Chief Executive Officer and President of Tracinda) and the other executive officer of Tracinda is a U.S. citizen.

Item 4.    Terms of the Transaction.

The Purchasers seek to purchase up to 15,000,000 shares for cash at a price equal to $16.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase. The information set forth in the “Summary Term Sheet” and Section 1—“Terms of the Offer; Proration” through Section 5—“U.S. Federal Income Tax Consequences” is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)  The information described in Section 9—“Information Concerning the Purchasers and Their Affiliates,” and Section 11—“Background and Purpose of the Offer; Plans for MGM” of the Offer to Purchase is incorporated herein by reference.

(b)  None.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)  The information set forth in Section 11—“Background and Purpose of the Offer; Plans for MGM” of the Offer to Purchase is incorporated herein by reference.

(c)(1)-(7)  None.

Item 7.    Source and Amount of Funds or Other Consideration.

The information set forth in the “Summary Term Sheet” and Section 10—“Source and Amount of Funds” is incorporated herein by reference. There are no alternative financing arrangements.

Item 8.    Interest in Securities of the Subject Company.

(a)  The information set forth in Section 9—“Information Concerning the Purchasers and Their Affiliates” of the Offer to Purchase is incorporated herein by reference.

(b)  None of Tracinda, Mr. Kerkorian (the sole director, Chief Executive Officer and President of Tracinda), nor the other executive officer of Tracinda has during the past 60 days effected any transaction in any equity securities of MGM.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in Section 15—“Fees and Expenses” is incorporated herein by reference.

Item 10.    Financial Statements.

Not applicable.

Item 11.    Additional Information.

(a)(1)  The information set forth in Section 13—“Additional Information” is incorporated herein by reference.

(a)(2)  The information set forth in Section 14—“Legal Matters” is incorporated herein by reference.

(a)(3)  None.

(a)(4)  The information contained in Section 10—“Source and Amount of Funds” is incorporated herein by reference.

(a)(5)  None.

(b)  None.

Item 12.    Exhibits.

(a)(1)	Offer to Purchase, dated August 21, 2003

(2)	Letter of Transmittal.

(3)	Notice of Guaranteed Delivery.

(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(5)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(7)	Press Release issued August 21, 2003.

(b)(1)(A)	Second Amended and Restated Credit Agreement, dated August 16, 2000, among Tracinda, Bank of America, N.A., and other financial institutions (the “Credit Agreement”)

(b)(1)(B)	Amendment No. 1 to the Credit Agreement, dated as of October 16, 2000

(b)(1)(C)	Amendment No. 2 to the Credit Agreement, dated as of January 18, 2001

(b)(1)(D)	Amendment No. 3 to the Credit Agreement, dated as of October 1, 2001

(b)(1)(E)	Amendment No. 4 to the Credit Agreement, dated as of July 26, 2002

(b)(1)(F)	Amendment No. 5 to the Credit Agreement, dated as of March 28, 2003

(b)(1)(G)	Amendment No. 6 to the Credit Agreement, dated as of June 27, 2003

(d)(1)(A)	First Amended and Restated Pledge Agreement, dated as of October 30, 1996, by and between Tracinda and Bank of America National Trust and Savings Association (the “Pledge Agreement”)

(d)(1)(B)	Amendment No. 1 to the Pledge Agreement, dated as of August 16, 2000

(d)(1)(C)	250 Rodeo Pledge Agreement, dated as of August 28, 1998, by and between 250 Rodeo, Inc. and Bank of America National Trust and Savings Association (the “250 Rodeo Pledge Agreement”)

(d)(1)(D)	Amendment No. 1 to 250 Rodeo Pledge Agreement, dated as of August 16, 2000

(d)(1)(E)	Continuing Guaranty, dated as of August 28, 1998, by and between 250 Rodeo, Inc. and Bank of America National Trust and Savings Association (the “Continuing Guaranty”)

(d)(1)(F)	Amendment No. 1 to the Continuing Guaranty, dated as of August 16, 2000

(d)(2)(A)	Form of Amended and Restated Shareholders Agreement, dated as of August 4, 1997, by and among the Company, Seven Network Limited, Tracinda, Metro-Goldwyn-Mayer Studios Inc., Frank Mancuso and Other Parties Specified on the Signature Page (incorporated by reference to Exhibit 10.24 of the Company’s Registration Statement on Form S-1, as amended (Commission File No. 333-35411))

(d)(2)(B)	Form of Waiver and Amendment No. 1 to Amended and Restated Shareholders Agreement dated as of August 8, 1998 (incorporated by reference to Exhibit 10.28 of the Company’s Registration Statement on Form S-1, as amended (Commission File No. 333-60723))

(d)(2)(C)	Form of Amendment No. 2 to Amended and Restated Shareholders Agreement, dated September 1, 1998 (incorporated by reference to Exhibit 10.29 of the Company’s Registration Statement on Form S-1 (Commission File No. 333-60723))

(d)(2)(D)	Form of Waiver and Amendment No. 3 to Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit 10.35 of the Company’s annual report on Form 10-K filed on March 30, 1999 (Commission File No. 001-13481))

(d)(2)(E)	License Agreement, dated as of February 29, 1980, by and between Metro-Goldwyn-Mayer Film Co. and Metro-Goldwyn-Mayer Inc. (the predecessor to MGM MIRAGE) (the “License Agreement”)

(d)(2)(F)	Amendment to License Agreement, dated as of August 6, 1998, by and between successors to Metro-Goldwyn-Mayer Film Co. and Metro-Goldwyn-Mayer Inc. (the predecessor to MGM MIRAGE)

(d)(2)(G)	Second Amendment to License Agreement, dated as of June 19, 2000, by and between successors to Metro-Goldwyn-Mayer Film Co. and Metro-Goldwyn-Mayer Inc. (the predecessor to MGM MIRAGE)

(d)(2)(H)	Merchandise License Agreement, dated as of December 1, 2000, by and between MGM Consumer Products, Metro-Goldwyn-Mayer Lion Corp., and MGM MIRAGE Retail.

(d)(2)(I)	License Agreement, dated as of July 2001, by and between MGM Consumer Products, Metro-Goldwyn-Mayer Lion Corp., and MGM Grand Hotel, LLC.

(g)	Not Applicable

(h)	Not Applicable

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2003

TRACINDA CORPORATION A Nevada corporation
By:	/s/ Anthony L. Mandekic
Name: Anthony L. Mandekic
Title: Secretary/Treasurer

KIRK KERKORIAN
By:	/s/ Anthony L. Mandekic
Name: Anthony L. Mandekic
Title: Attorney-in-Fact*

*Power of Attorney previously filed as Exhibit 7.10 to the Schedule 13D, filed by Tracinda Corporation and Kirk Kerkorian on November 18, 1997.

EXHIBIT INDEX

Exhibit		Description

(a)	(1)	Offer to Purchase, dated August 21, 2003

(2)		Letter of Transmittal.

(3)		Notice of Guaranteed Delivery.

(4)		Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(5)		Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(6)		Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(7)		Press Release issued August 21, 2003.

(b)	(1)(A)	Second Amended and Restated Credit Agreement, dated August 16, 2000, among Tracinda, Bank of America, N.A., and other financial institutions (the “Credit Agreement”)

(b)	(1)(B)	Amendment No. 1 to the Credit Agreement, dated as of October 16, 2000

(b)	(1)(C)	Amendment No. 2 to the Credit Agreement, dated as of January 18, 2001

(b)	(1)(D)	Amendment No. 3 to the Credit Agreement, dated as of October 1, 2001

(b)	(1)(E)	Amendment No. 4 to the Credit Agreement, dated as of July 26, 2002

(b)	(1)(F)	Amendment No. 5 to the Credit Agreement, dated as of March 28, 2003

(b)	(1)(G)	Amendment No. 6 to the Credit Agreement, dated as of June 27, 2003

(d)	(1)(A)	First Amended and Restated Pledge Agreement, dated as of October 30, 1996, by and between Tracinda and Bank of America National Trust and Savings Association (the “Pledge Agreement”)

(d)	(1)(B)	Amendment No. 1 to the Pledge Agreement, dated as of August 16, 2000

(d)	(1)(C)	250 Rodeo Pledge Agreement, dated as of August 28, 1998, by and between 250 Rodeo, Inc. and Bank of America National Trust and Savings Association (the “250 Rodeo Pledge Agreement”)

(d)	(1)(D)	Amendment No. 1 to 250 Rodeo Pledge Agreement, dated as of August 16, 2000

(d)	(1)(E)	Continuing Guaranty, dated as of August 28, 1998, by and between 250 Rodeo, Inc. and Bank of America National Trust and Savings Association (the “Continuing Guaranty”)

(d)	(1)(F)	Amendment No. 1 to the Continuing Guaranty, dated as of August 16, 2000

(d)	(2)(A)	Form of Amended and Restated Shareholders Agreement, dated as of August 4, 1997, by and among the Company, Seven Network Limited, Tracinda, Metro-Goldwyn-Mayer Studios Inc., Frank Mancuso and Other Parties Specified on the Signature Page (incorporated by reference to Exhibit 10.24 of the Company’s Registration Statement on Form S-1, as amended (Commission File No. 333-35411))

(d)	(2)(B)	Form of Waiver and Amendment No. 1 to Amended and Restated Shareholders Agreement dated as of August 8, 1998 (incorporated by reference to Exhibit 10.28 of the Company’s Registration Statement on Form S-1, as amended, filed on February 10, 2003 (Commission File No. 333-60723))

(d)	(2)(C)	Form of Amendment No. 2 to Amended and Restated Shareholders Agreement, dated September 1, 1998 (incorporated by reference to Exhibit 10.29 of the Company’s Registration Statement on Form S-1, as amended (Commission File No. 333-60723))

Exhibit		Description

(d)	(2)(D)	Form of Waiver and Amendment No. 3 to Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit 10.35 of the Company’s annual report on Form 10-K filed on March 30, 1999 (Commission File No. 001-13481))

(d)	(2)(E)	License Agreement, dated as of February 29, 1980, by and between Metro-Goldwyn-Mayer Film Co. and Metro-Goldwyn-Mayer Inc. (the predecessor to MGM MIRAGE) (the “License Agreement”)

(d)	(2)(F)	Amendment to License Agreement, dated as of August 6, 1998, by and between successors to Metro-Goldwyn-Mayer Film Co. and Metro-Goldwyn-Mayer Inc. (the predecessor to MGM MIRAGE)

(d)	(2)(G)	Second Amendment to License Agreement, dated as of June 19, 2000, by and between sucessors to Metro-Goldwyn-Mayer Film Co. and Metro-Goldwyn-Mayer Inc. (the predecessor to MGM MIRAGE)

(d)	(2)(H)	Merchandise License Agreement, dated as of December 1, 2000, by and between MGM Consumer Products, Metro-Goldwyn-Mayer Lion Corp., and MGM MIRAGE Retail.

(d)	(2)(I)	License Agreement, dated as of July 2001, by and between MGM Consumer Products, Metro-Goldwyn-Mayer Lion Corp., and MGM Grand Hotel, LLC.

(g)		Not Applicable

(h)		Not Applicable